- 46 -              Exhibit (11)

               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS

                                     Quarter         Nine Months
                                      Ended             Ended
                                   September 30,    September 30,
                                   1998     1997    1998     1997
                           (In millions of dollars, except share data)

Basic:

Net income                           $    96  $    59  $   163  $   164

Basic weighted average
  number of common
  shares outstanding
  (thousands)                         53,820   53,050   53,588   52,769

Basic per share amount               $  1.79  $  1.11  $  3.04  $  3.11

Diluted:

Net income                           $    98  $    61  $   169  $   170
Weighted average number of
  common shares outstanding
  (thousands)                         53,820   53,050   53,588   52,769
Weighted average common
  equivalent shares
  (thousands):
  Deferred awards                         19       14       17       14
  Stock options using the
     average market price
     during the period                   772      679      658      725
  Shares from assumed conversion
     of preferred securities           4,566    4,566    4,566    4,566

Diluted weighted average number
  of common shares outstanding and
  common equivalent shares
  (thousands)                         59,177   58,309   58,829   58,074

Diluted per share amount             $  1.66  $  1.05  $  2.87  $  2.92